Exhibit 11


            Motorola, Inc. and Consolidated Subsidiaries
           Primary and Fully Diluted Earnings Per Common
                   and Common Equivalent Share
          Three Months Ended July 1, 1995 and July 2, 1994
              (In millions, except per share amounts)

                                              Three Months Ended
                                              July 1,   July 2,
                                              1995      1994 (1)
Net Income                                  $  481   $   367
Add:
Interest on Zero coupon notes due 2009
   and 2013, net of tax and effect of
   executive incentive and employee
   profit sharing plans                          1         4
Adjusted net income                         $  482    $  371

Earnings per common and common equivalent share - Primary:

Weighted average common shares outstanding   588.7     559.1
Common equivalent shares:
   Stock options                              12.3      12.0
   Zero coupon notes due 2009 and 2013         7.3      17.6
Common and common equivalent
   shares - primary (in millions)            608.3     588.7

Net earnings per share - primary           $   .80   $   .63

Earnings per common and common equivalent share - Fully Diluted:

Weighted average common shares outstanding   588.7     559.1
Common equivalent shares:
   Stock options                              13.2      12.0
   Zero coupon notes due 2009 and 2013         7.3      17.6
Common and common equivalent
   shares - fully diluted (in millions)      609.2     588.7

Net earnings per share - fully diluted     $   .79   $   .63

(1) All 1994 earnings per common and common equivalent share and weighted average common and common equivalent shares outstanding have been restated to reflect the April 18, 1994 two-for-one stock split effected in the form of a 100 percent stock dividend payable to stockholders of record on March 15, 1994.